03011873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-47023~~ 8-50194

ANNUAL AUDITED REPORT
FORM X -17a-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CFBD I, L.L.C..

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
30 South Wacker Drive, Suite 2707
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Gordon (312-906-7366)
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED MAR 03 2003 PROCESSING SECTION WASH. D.C. 155

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

0212-03752

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of CFBD I, L.L.C. as of December 31, 2002, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Andrew K. Hick
Managing Principal, Compass Asset Management
General Partner

Notary Public

"OFFICIAL SEAL"
NOTARY PUBLIC STATE OF ILLINOIS
CHERYL L. HUEBNER
COMMISSION EXPIRES 05/03/05

This report contains:

(x) (a) Facing page
(x) (b) Statement of Financial Condition
( ) (c) Statement of Operations
( ) (d) Statement of Cash Flows
( ) (e) Statement of Changes in Member's Equity
( ) (f) Statement of Changes in Subordinated Borrowings
Additional information:
( ) (g) Computation of Net Capital
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report
( ) (n) Independent Auditors' Supplementary Report on Internal Control

Statement of Financial Condition

CFBD I, L.L.C.

December 31, 2002
with Report of Independent Auditors

A claim of exemption under Regulation Section 4.7 (a)(3) has been filed with the Commodity Futures Trading Commission for CFBD I, L.L.C.

CFBD I, LLC

Statement of Financial Condition

December 31, 2002

Contents

Report of Independent Auditors 1
Statement of Financial Condition 2
Notes to Statement of Financial Condition 3

Report of Independent Auditors

The Sole Member
CFBD I, L.L.C.

We have audited the accompanying statement of financial condition of CFBD I, L.L.C. (the Company) as of December 31, 2002. This statement of financial condition is the responsibility of the management of the Company. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of CFBD I, L.L.C. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 21, 2003

CFBD I, L.L.C.

Statement of Financial Condition

December 31, 2002
(In Thousands)

Assets	
Cash and cash equivalents	$ 12,618
Securities owned	162,257
Due from clearing broker	8,336
Interest and dividends receivable	169
Other assets	10
Total assets	$183,390
Liabilities and member's equity	
Securities sold, not yet purchased	$120,189
Due to affiliate	8
Interest and dividends payable	406
Other liabilities	956
Total liabilities	121,559
Member's equity	61,831
Total liabilities and members' equity	$183,390

See accompanying notes.

CFBD I, L.L.C.

Notes to Statement of Financial Condition
(In Thousands)

1. Organization

Nature of Operations

CFBD I, L.L.C. (the Company), a Delaware limited liability company, trades and invests in securities, primarily engaging in the trading of equity options and securities. The Company commenced operations on April 21, 1997. The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC). The Company's sole member is CF Holdings I, L.L.C. (the Master Fund). The Master Fund is wholly owned by Compass I, L.P. and COS Ltd. (collectively, the Feeders). The general partner of the Feeders is Compass Asset Management, L.L.C. (the General Partner).

The operations and assets of the Company are managed by the General Partner, and the fees for these services are borne by the Master Fund.

2. Significant Accounting Policies

The Company's statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States and is stated in United States dollars. The following is a summary of the significant accounting and reporting policies used in preparing the statement of financial condition.

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on a trade-date basis. Equity securities owned and equity securities sold, not yet purchased are valued at last sale. Equity options are valued at market value based on the midpoint between the bid and ask on the date of valuation, on the highest trade volume exchange from the preceding month. Equity securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the equity securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. All equity securities may be pledged by the clearing broker on terms that permit the clearing broker to sell or re-pledge the securities subject to certain limitations. Mutual funds, including money market funds, are recorded at quoted values.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include short-term investments with maturities of 90 days or less at time of purchase. Securities satisfying this definition that are an integral part of the trading strategy are excluded from cash equivalents.

Due From Clearing Broker

Receivables and payables relating to trades pending settlement and open futures contracts are included in due from clearing broker in the statement of financial condition. Futures contracts are valued at market value based on exchange settlement prices.

The Company may obtain short-term financing from the clearing broker from whom it can borrow against its proprietary positions subject to collateral maintenance requirements.

Fair Value of Financial Instruments

Substantially, all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or are replaceable on demand. Therefore, their carrying amounts approximate fair values.

Interest and Dividend Income and Expense

Interest income and expense is recognized on an accrual basis. Dividend income and expense is recognized on the ex-dividend date.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results may differ from those estimates.

(In Thousands)

2. Significant Accounting Policies (continued)

Income Taxes

Federal income taxes are not provided for by the Company because taxable income or loss of the Company is includable in the income tax return of the sole member.

3. Related Party Transactions

The General Partner bears all overhead expenses of the Company. Overhead expenses include employee compensation, employee benefits, and office expenses. The Company bears all expenses attributable to the activities of the Company, including brokerage and transaction fees, market quotation services, and legal and accounting fees.

The Master Fund has entered into a revolving line-of-credit agreement with Citicorp USA, Inc., which carries a maximum principal amount of $25 million and bears an interest rate of prime minus 1.5%. Advances may be requested up to but not including May 31, 2004. The note is partially secured by certain of the Company's securities owned with a total value of approximately $4.8 million.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2002, securities owned and securities sold, not yet purchased by the Company were as follows:

	Owned	Sold
Equity securities	$105,118	$112,178
Equity options	45,296	8,011
Money market funds (including $4.8 million pledged – see Note 2)	11,843	–
	$162,257	$120,189

5. Derivative Financial Instruments

Derivatives are financial instruments, which include options, futures, and options on futures contracts, whose value is based upon an underlying asset, index, or reference rate. The Company uses exchange-traded derivative financial instruments as part of its proprietary trading strategies as well as managing the market and credit risks as part of its overall risk management process. Net unrealized gains related to index futures contracts of $1,002 are included in due from clearing broker in the statement of financial condition at December 31, 2002.

The Company's trading activities expose the Company to market risk. Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. All derivative instruments entered into by the Company are exchange-traded. For exchange-traded contracts, the clearing organization acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties.

6. Agreement With Clearing Broker

The Company conducts business with one clearing broker. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of this broker. A significant portion of assets and liabilities of the Company reflected in the statement of financial condition are positions with and amounts due from/to this broker.

7. Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the SEC's net capital rule (Rule 15c3-1). The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain minimum net capital equal to $250.

At December 31, 2002, the Company had net capital of $21,516, which was $21,266 in excess of its required net capital. The Rule may effectively restrict advances to affiliates or equity withdrawals.